VOLKSWAGEN AG

INTERIM REPORT JANUARY – MARCH 2006



The name "BlueMotion" signifies that, at Volkswagen, achieving fuel-efficiency does not mean sacrificing driving pleasure. Rather, it is the detailed and extensive technical measures taken by Volkswagen that reduce consumption, emissions and ultimately the cost of running a vehicle, without impacting its dynamics. Engines and gearboxes, vehicle weight, aerodynamics, electricity consumption, air conditioning and rolling resistance are of key importance in the drive to save every last drop of fuel.

At the Geneva Motor Show in March, Volkswagen presented the first series-produced model to be launched under its eco-label: the new Polo BlueMotion. This 59 kW/80 bhp subcompact consumes an average of only 3.9 liters of diesel per 100 km, but is no less agile than a "conventional" Polo with the same power. It saves 0.5 liters of fuel and reduces CO_2 emissions by 16 g/km. These reductions in consumption and emissions were achieved through longer gear ratios, aerodynamic fine tuning and engine modifications. The Polo BlueMotion has a manual five-speed gearbox, and will be launched in Switzerland, Austria and Germany in the summer of this year.

Featuring a diesel particulate filter (DPF) as standard, the Polo BlueMotion offers agile driving performance despite its impressive fuel-efficiency. Its three-cylinder TDI reaches its maximum torque of 195 Newton meters from 1,800 rpm – and it remains constant up to 2,200 rpm – by using an exhaust-driven turbocharger with variable turbine geometry. This provides more than enough power to accelerate confidently from low revolutions. The vehicle's other vital statistics are a top speed of 176 km/h and 0-100 km/h in 12.8 seconds.

In future, the "BlueMotion" eco-label will be extended to other vehicle classes in the Volkswagen Passenger Cars brand to meet a key challenge for the future: safeguarding mobility in the long term. The Company's commitment to develop second-generation biofuels under the Volkswagen Fuel Strategy is an integral part of this, because a sustainable energy policy must focus on replacing fossil fuels by renewable sources. All Volkswagen petrol engines in new vehicles are currently designed to use mixtures of up to 10% bioethanol. The Company is working intensively to enable its diesel motors to handle higher biodiesel mixtures that exceed 5% in accordance with the DIN EN 590 fuel standard (diesel fuel).

In this context, the fact is that affordable, cutting-edge technologies not only protect the environment, they also safeguard the competitiveness of Europe's largest automaker.


BLUEMOTION

BlueMotion

»›BLUE‹, THE COLOR OF VW, SYMBOLIZES THE PRECIOUS ELEMENTS OF WATER AND AIR. ›MOTION‹ REPRESENTS FORWARD-LOOKING, FUTURE-ORIENTED MOBILITY. BLUEMOTION WAS LAUNCHED TO PROTECT THE EARTH'S RESOURCES FOR FUTURE GENERATIONS.«


WOB BM 111

BLUEMOTION – SUSTAINABILITY INITIATIVE AIMS TO PROTECT THE EARTH'S RESOURCES

>> BlueMotion will be the "seal of quality" for the most fuel-efficient model in a Volkswagen series in future

>> Polo BlueMotion – the first series-produced model launched under the new label – consumes only 3.9 liters of diesel per 100 km

The Volkswagen Passenger Cars brand launched the BlueMotion sustainability initiative in spring 2006. BlueMotion is not only about automobile consumption and emissions, it also stands for the Company as a whole. "Blue", the color of VW, symbolizes the precious elements of water and air. "Motion" represents forward-looking, future-oriented mobility. The aim of the initiative is to protect the earth's resources for future generations. On the product side, BlueMotion will become a seal of quality denoting the most fuel-efficient model in a Volkswagen series. The Company has also resolved that every new BlueMotion model will be more efficient than its predecessor.

KEY FIGURES

VOLKSWAGEN GROUP

Volume Data[1]	Q1 2006	Q1 2005	%
Deliveries to customers ('000 units)	1,361	1,183	+15.1
of which: in Germany	247	222	+11.1
abroad	1,114	961	+16.0
excluding China	1,196	1,067	+12.1
Vehicle sales ('000 units)	1,391	1,166	+19.3
of which: in Germany	254	217	+17.0
abroad	1,137	948	+19.8
excluding China	1,263	1,070	+18.1
Production ('000 units)	1,454	1,225	+18.7
of which: in Germany	524	456	+14.9
abroad	929	769	+20.9
excluding China	1,319	1,117	+18.1
Employees ('000 on March 31, 2006/Dec. 31, 2005)	336.2	344.9	−2.5
of which: in Germany	175.6	178.7	−1.7
abroad	160.6	166.2	−3.4

Financial Data (IFRS), € million	Q1 2006	Q1 2005[2]	%
Sales revenue	25,337	20,865	+21.4
Operating profit before special items	726	468	+55.1
Special items	−89	–	x
Operating profit	637	468	+36.3
as a percentage of sales revenue	2.5	2.2	
Profit before tax from continuing operations	412	125	+228.7
as a percentage of sales revenue	1.6	0.6	
Profit from continuing operations	334	71	369.6
Loss from discontinued operations[3]	−7	−1	x
Profit after tax	327	70	+363.6
Cash flows from operating activities	3,821	1,704	+124.2
Cash flows from investing activities	2,170	2,543	−14.7
Automotive Division[4]			
Cash flows from operating activities	3,021	708	+327.0
Cash flows from investing activities	785	1,279	−38.6
of which: investments in property, plant and equipment	693	986	−29.7
as a percentage of sales revenue	3.0	5.2	
capitalized development costs[5]	359	375	−4.2
as a percentage of sales revenue	1.5	2.0	
Net cash flow	2,236	−571	x
Net liquidity (on March 31)	3,670	−1,842	x

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2005 deliveries updated on the basis of statistical extrapolations.
[2] Restated.
[3] The seasonally-driven loss after tax at the Europcar group for January-March 2006/2005 was reported separately because of IFRS 5, as the Europcar group was sold in March 2006, subject to approval by the antitrust authorities.
[4] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[5] See table on page 25.

- Increase in Volkswagen Group operating profit before special items for the period January to March 2006 of 55.1% year-on-year to €726 million; Automotive Division operating profit improves again, but remains well below medium-term earnings target; Financial Services Division operating profit matches high prior-year figure
- Positive special items in the form of gains on sales of investments (gedas AG and Volkswagen Bordnetze GmbH) and negative special items from expenses for restructuring measures reduce Automotive Division operating profit by a net €89 million
- Group profit before tax up substantially year-on-year to €412 million (previous year: €125 million)
- Group sales revenue up by 21.4% year-on-year to €25.3 billion, in particular due to volume growth
- At 3.0%, ratio of investments in property, plant and equipment (capex) to sales revenue in the Automotive Division down year-on-year in the first quarter (previous year: 5.2%); net cash flow improves to €2.2 billion (previous year: €–0.6 billion)
- Net liquidity in the Automotive Division clearly positive at €3.7 billion
- New model initiative successful:
  - Global deliveries to customers increase by 15.1% year-on-year; higher market share especially in Germany and in key Western European markets
  - The Volkswagen Passenger Cars, Audi, Škoda and Volkswagen Commercial Vehicles brands achieve record first-quarter sales
  - Jetta, Passat and Golf GTI record higher sales figures in the USA; substantial growth in deliveries in China
  - Fox, Polo, Golf, Passat, Touran and Audi A6 lead their segments in Germany; Multivan/Transporter remains the most popular light van, strong demand for Caddy continues
  - Audi Q7 and the Lamborghini Gallardo Spyder launched successfully; world premiere of Audi TT Coupé and premiere of the Škoda Roomster in Germany; new BlueMotion sustainability initiative launched with the most fuel-efficient Polo ever
  - Passat receives numerous national and international awards

VOLKSWAGEN GROUP BEGINS 2006 WITH WORLD PREMIERES

The Volkswagen Group will continue its new model initiative in 2006 by presenting a large number of new models and concepts at international motor shows.

World premiere of Concept A in Berlin

In February, the Volkswagen Passenger Cars brand unveiled the Concept A study to the public in Berlin. The combination of a sports car and an offroad vehicle offers the first indications of the design of the new offroad vehicle series, which is scheduled to be launched in 2008. Concept A ushers in the next phase of Volkswagen's product initiative and represents the idea of usefully expanding the Company's range of models and making it affordable for as many customers as possible.

International Motor Show in Geneva

The Volkswagen Passenger Cars brand launched the BlueMotion initiative with two world premieres at the International Motor Show in Geneva. The aim of the initiative is to combine fuel-efficiency with driving pleasure: the Polo BlueMotion is the first series-produced model under the new eco-label. Longer gear ratios, aerodynamic fine tuning and engine modifications cut CO_2 emissions and reduce average consumption to 3.9 liters of diesel per 100 km. In addition, the Concept A study debuted in Geneva with the first natural gas-driven TSI engine which, as well as emitting substantially less CO_2, offers a technology that does not require crude oil.

The Škoda brand presented its fourth model series, the Roomster. This minivan sets itself apart from its competitors in this segment by its unconventional design, and creates a new sense of space. Its innovative seat design offers a high degree of variability and enables optimum use of the vehicle for passengers and luggage. All this makes the Škoda Roomster a genuine lifestyle vehicle.

In addition to the new Audi allroad quattro, an offroad version of the A6 Avant with air suspension, the Audi brand presented the Avant and Cabriolet variants of the RS 4, thus rounding off the sporty RS 4 product range.

SEAT showcased the revised versions of the Ibiza and Cordoba. SEAT's familiar dynamic contours and powerful engines combined with even more driving pleasure open up new horizons for its customers.

Lamborghini presented the Murciélago LP640 – a version of the successful sports car that has been overhauled in terms of its technology and design.

The Commercial Vehicles business line celebrated the premiere of the "Multivan Startline" study, which is close to series production and designed to appeal primarily to young, active families thanks to practical detailed solutions and an attractive price.

CROSSPOLO LAUNCHED AS AN INDEPENDENT PRODUCT BRAND

In February, the Polo model series was extended to include a cross-variant. With increased ground clearance, robust, differently colored body attachments, roof rails and redesigned bumpers, this four-door vehicle is designed in the style of a small SUV. The interior offers special upholstery fabrics, sport comfort seats and chrome trims. The CrossPolo is the first vehicle to be launched under the independent "Cross" product brand that, like the "GTI" brand, has a specific design and specially tailored equipment packages.

PASSAT RECEIVES NATIONAL AND INTERNATIONAL AWARDS

The Passat and Passat Variant have received numerous national and international awards since they were launched last year.

In Germany, for example, the Passat was awarded the "Goldenes Lenkrad 2005" ("Golden Steering Wheel 2005") by the Bild am Sonntag newspaper, and the "Gelber Engel" ("Golden Angel") by the ADAC automobile association.

Internationally, the model also beat its competitors in a large number of comparisons to win coveted prizes such as the "Best Family Car Auto Trophy" presented by the British automotive magazine What Car?, and the "Auto1 Award" given by the European magazines of the AutoBild group. In the USA, the Passat received the internationally acclaimed "Top Safety Pick Award" for its occupant protection.

COOPERATION WITH DAIMLERCHRYSLER

Together with the Chrysler group (which is part of the DaimlerChrysler group), Volkswagen will develop a minivan for the US passenger car market. An agreement to this effect was signed at the Detroit Motor Show in January 2006. The family-friendly van, which is designed to meet the needs of our American customers, will open up another major market segment. Production of the vehicle is scheduled to start in 2008; it will be marketed under the Volkswagen Passenger Cars brand.

VOLKSWAGEN FINANCIAL SERVICES AG COORDINATES FINANCIAL SERVICES ACTIVITIES WORLDWIDE

Volkswagen Financial Services AG has been responsible for coordinating the Volkswagen Group's global financial services activities since January 1, 2006. The wholly-owned subsidiary of Volkswagen AG previously handled the Group's financial services activities in the Europe and Asia-Pacific regions.

The legal and commercial viability of integrating Volkswagen AG's Latin American financial services companies with Volkswagen Financial Services AG will be examined in the course of this reorganization. The legal independence of the North American subsidiary Volkswagen Credit Incorporation remains unaffected by the extension of Volkswagen Financial Services AG's responsibilities. The main goals of this reorganization in the Volkswagen Group's second core business area are to apply globally standardized management principles, foster knowledge transfer and leverage additional growth potential.

SALE OF INVESTMENTS IN COMPANIES

Various investments in companies were sold in the period under review. These sales are linked to a review of all the Volkswagen Group's business activities. In addition to reducing capital employed, these transactions will above all drive forward the Volkswagen Group's focus on its core business.

Subject to approval by the antitrust authorities, Volkswagen AG sold its wholly-owned subsidiary Europcar International S.A.S.U. to the French investment group Eurazeo on March 15, generating proceeds of €1.26 billion. Even without owning a short-term vehicle rental company such as Europcar, the Volkswagen Group remains equally as committed to its strategic goal of offering comprehensive automobility. The sale will become legally effective and therefore be completed in the first half of 2006.

On March 31, 2006, Volkswagen AG sold and transferred its 50% stake in Volkswagen Bordnetze GmbH to the Japanese Sumitomo group.

The sale of gedas AG to the T-Systems group was completed by the transfer of the relevant shares on March 31, 2006.

GROUP-WIDE OMBUDSMAN SYSTEM INTRODUCED

Volkswagen AG launched a Group-wide and internationally structured ombudsman system on January 23, 2006, thus creating new structures to prevent corruption and taking another major step towards an open and transparent corporate culture. Two prominent lawyers who work on an autonomous basis and independently of the Company's operations may receive information about potential cases of corruption in confidence, and forward them to an investigation team consisting of members of the Group Auditing, Legal and Security

departments. As a result of their legal duty of confidentiality, the ombudsmen undertake to maintain strict secrecy about persons providing the information, and can themselves decide how to pass on the information.

FORMOTION PLUS LAUNCHED

At the beginning of 2006, ForMotion plus was launched as the systematic continuation of our successful ForMotion earnings enhancement program. Like its predecessor, the new program aims to improve the Volkswagen Group's efficiency, in particular in the areas of costs, quality and innovation. Responsibility for achieving this goal lies primarily with the individual brands and companies that develop their own specific measures to do this. With the help of ForMotion plus, we aim to achieve a consolidated profit before tax of €5.1 billion in 2008.

RETIREMENT OF TREASURY SHARES

At its meeting on February 24, 2006, the Supervisory Board of Volkswagen AG approved the retirement of the around 41.7 million treasury shares held up to this date by Volkswagen AG and resolved by the Board of Management. The retirement of these shares on February 28 reduced the share capital of Volkswagen AG accordingly. As a result, Volkswagen AG no longer holds any treasury shares.

CHANGES IN THE SUPERVISORY BOARD

On January 18, 2006, Mr. Peter Mosch, Chairman of AUDI AG's Central Works Council, was appointed a member of the Supervisory Board by court order to succeed Mr. Xaver Meier, who left the Group on December 31, 2005.

On January 28, 2006, Dr. Wendelin Wiedeking, President and CEO of Dr. Ing. h.c. F. Porsche AG, was appointed a member of the Supervisory Board by court order to succeed Lord David Simon of Highbury, CBE, who stepped down from the Supervisory Board on the same date.

At its meeting on February 24, 2006, the Supervisory Board resolved to expand the Presidium from four to six people. Dr. Wendelin Wiedeking and Mr. Bernd Wehlauer, Deputy Chairman of the Group and General Works Councils of Volkswagen AG, were appointed to the Presidium.

It was also resolved at this meeting to appoint Dr. Klaus Liesen as Honorary Chairman of the Supervisory Board on his retirement from the Board at the end of the Annual General Meeting on May 3, 2006, to honor his particular commitment to the best interests of Volkswagen.

ANNUAL GENERAL MEETING

Volkswagen AG's 46th Ordinary General Meeting will be held in the Congress Center Hamburg on May 3, 2006. The agenda firstly comprises the presentation of the adopted annual financial statements, the consolidated financial statements, the management report and the Group management report for the year ended December 31, 2005, as well as the Report of the Supervisory Board for fiscal year 2005. Resolutions will also be adopted on the appropriation of the net retained profit of Volkswagen AG and on the formal approval of the actions of the members of the Board of Management and the Supervisory Board for fiscal year 2005. The agenda also includes the election of Supervisory Board members, the creation of authorized capital and the corresponding amendment to the Articles of Association, an authorization to purchase and utilize treasury shares and the election of the auditors for fiscal year 2006. With regard to the appropriation of net profit, the Board of Management and Supervisory Board will propose a dividend of €1.15 per ordinary share and €1.21 per preferred share for fiscal year 2005.

The positive trend of the previous year continued in the European equity markets in the first quarter of 2006. A slight period of weakness at the beginning of the year, in particular due to political uncertainties relating to the Iran conflict and the resulting increase in oil prices, was followed by a substantial increase in share prices triggered by positive corporate news and burgeoning optimism in the economy; this led to some shares reaching their highest levels in several years in February and March.

The DAX stood at 5,970 points on March 31, 2006, up 10.4% on December 31, 2005. The DJ Euro STOXX Automobile also continued to perform positively, closing the first quarter at 266 points (+18.3% compared with the end of 2005).

Volkswagen shares clearly outperformed even the positive development of share prices in the automotive sector in the first three months of 2006, reaching a four-year high at the end of March. This positive development was primarily driven by the results for the past fiscal year which exceeded expectations, and the systematic continuation of our performance enhancement measures. The retirement of treasury shares was also positively received by the capital markets.

In the first quarter of 2006, Volkswagen AG ordinary shares recorded a peak level of €62.40 on March 30, 2006. Their lowest price was €45.10 on the first trading day of the year (January 2, 2006). They closed the period under review at €62.31 – up by a substantial 39.7% on December 31, 2005. Volkswagen AG preferred shares performed similarly, recording a peak of €45.29 on March 31, 2006. This corresponds to growth of 39.4% compared with the end of 2005. Their lowest price was €32.85 on January 5, 2006.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de.

SHARE PRICE DEVELOPMENT FROM DECEMBER 2004 TO MARCH 2006
INDEX BASED ON MONTH-END PRICES: DECEMBER 31, 2004 = 100



Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX Automobile
200
180
160
140
120
100
80
Dec. Jan. Feb. Mar. April May June July Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar.

BUSINESS DEVELOPMENT

GENERAL ECONOMIC DEVELOPMENT

Growth prospects brightened again in many economies at the start of the new year. However, there are still considerable economic risks from the sharp rise in commodity and oil prices and the continued high foreign trade deficits in some countries.

Following the weakness in the fourth quarter of 2005, US economic growth picked up significantly in early 2006 despite further interest rate hikes. Consumer sentiment remained favorable on the back of positive employment and income trends. The US dollar recovered against the yen since the beginning of the year, but fell slightly against the euro. Sustained high oil prices and the robust US economy helped Mexico record strong economic growth in the first quarter of 2006.

The Argentinian economy continues to expand dynamically, but strong inflationary pressures remain. Brazil and South Africa are again profiting from rising commodity exports as well as from their success in achieving price and currency stability.

The sharp growth in Chinese industrial output in the first quarter indicates that the economy will continue to expand dynamically. The moderate pace of growth continued in Japan, and unemployment fell appreciably.

In Western Europe, economic prospects have improved noticeably since the beginning of 2006. In addition to the continued positive export trend, there has been a distinct recovery in demand for capital goods. Despite continued high productivity growth rates, Central European countries still have relatively low inflation.

In Germany, economic indicators in the first quarter pointed towards a further favorable export trend and a recovery in demand for capital goods. However, growth in consumer spending remains restrained. The reasons for this are the no more than sluggish improvement in the labor market situation and the strains caused by high energy and fuel costs.

EXCHANGE RATE DEVELOPMENT, MARCH 2005 TO MARCH 2006
INDEX BASED ON MONTH-END PRICES: MARCH 31, 2005 = 100


USD to EUR
JPY to EUR
GBP to EUR
110
105
100
95
90
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

DEVELOPMENT OF AUTOMOTIVE MARKETS

In the first quarter of 2006, new passenger car registrations worldwide rose year-on-year. Above-average growth rates were recorded in particular in the South American and Asia-Pacific regions. Demand for passenger cars in Western Europe also recorded positive growth.

The US market continues to be dominated by sales promotion activities by vehicle manufacturers in 2006. Overall, new registrations were up slightly year-on-year. The growth in demand was driven exclusively by passenger cars, while the market volume recorded by light trucks remained unchanged year-on-year. Passenger car sales rose slightly in Canada, but the decline in passenger car registrations continued in Mexico.

The recovery in the Brazilian passenger car market continued in the first quarter of 2006. However, the number of new heavy truck registrations was significantly lower year-on-year in the first three months. Passenger car registrations in Argentina rose further in the first three months of 2006. The South African passenger car market also recorded an improvement compared with the previous year.

In China, passenger car registrations again recorded high growth rates in the first quarter. As in previous years, the Chinese automotive market thus remains the main driver of global automotive demand. By contrast, the sales volume in the Japanese passenger car market remained at the previous year's level. Favorable macroeconomic trends helped the Indian automotive market to record above-average growth in the first quarter of 2006.

Overall demand for passenger cars in Western Europe increased year-on-year in the first three months. The share of diesel passenger cars remains at around 50%. The number of new registrations in the Central European member states of the EU almost reached the comparable prior-year figure. Although registrations in Germany were at their lowest level since reunification in the first three months of the previous year, the first quarter of 2006 saw an above-average increase.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group sold 1,361,064 vehicles worldwide in the first quarter of 2006 and thus increased deliveries to customers by 15.1% year-on-year. Excluding sales in China, we delivered 1,196,405 models (+12.1%) to customers. Following the encouraging year-on-year increase in sales figures in January and February 2006, deliveries to customers in March were also significantly higher than in the same month of the previous year. For the year-on-year comparison, it should be noted that key models such as the Fox, Jetta, Passat and SEAT Leon were only launched in the markets in the second and third quarters of 2005. The Audi, Škoda and Volkswagen Commercial Vehicles brands were particularly successful in the first three months of 2006, achieving record delivery figures. The Volkswagen Passenger Cars brand was also able to generate a considerable year-on-year improvement in worldwide sales figures, recording the best first quarter in the Company's history.

The table on this page gives an overview of deliveries to customers by market and the respective passenger car market share in the first quarter.

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO MARCH[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2006	2005		2006	2005
Europe/Remaining markets	**883,226**	**783,769**	**+12.7**		
Western Europe	**762,571**	**684,645**	**+11.4**	**18.7**	**17.0**
of which: Germany	246,818	222,161	+11.1	31.9	29.0
United Kingdom	103,333	96,743	+6.8	13.9	12.9
Spain	92,663	83,778	+10.6	22.6	21.0
Italy	74,715	66,271	+12.7	10.8	10.4
France	57,501	50,665	+13.5	10.7	9.3
Central and Eastern Europe	**86,485**	**74,669**	**+15.8**	**11.9**	**11.6**
of which: Czech Republic	18,623	18,404	+1.2	63.6	61.1
Poland	12,205	14,181	−13.9	19.3	19.6
Remaining markets	**34,170**	**24,455**	**+39.7**		
of which: Turkey	17,374	11,790	+47.4	14.2	8.5
North America	**122,363**	**114,334**	**+7.0**	**2.9[2]**	**2.7[2]**
of which: USA	72,190	60,671	+19.0	1.8[2]	1.6[2]
Mexico	41,860	47,030	−11.0	22.7	25.3
Canada	8,313	6,633	+25.3	4.7	3.9
South America/South Africa	**154,267**	**137,842**	**+11.9**	**19.0**	**19.1**
of which: Brazil	98,733	87,597	+12.7	25.6	26.0
Argentina	22,948	21,300	+7.7	26.5	30.0
South Africa	24,518	19,970	+22.8	19.9	19.9
Asia-Pacific	**201,208**	**146,848**	**+37.0**	**5.7**	**4.7**
of which: China	164,659	115,763	+42.2	16.9	18.2
Japan	20,428	19,694	+3.7	31.1[3]	31.3[3]
Worldwide	**1,361,064**	**1,182,793**	**+15.1**	**9.3**	**8.5**
Volkswagen brand group	927,427	798,728	+16.1		
Audi brand group	334,182	294,788	+13.4		
Commercial Vehicles	99,455	89,277	+11.4		

[1] Deliveries and market shares for 2005 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Refers to import market.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2006
2005
600
550
500
450
400
350
300
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

The following sections describe the particular factors affecting the individual markets.

DELIVERIES IN EUROPE/REMAINING MARKETS

At 56.0% (57.9%), we delivered the largest proportion of our vehicles to customers in Western Europe in the first three months of 2006. All Volkswagen Group brands exceeded the prior-year comparative figures. In particular the new Fox, Jetta, Passat saloon, Passat Variant and SEAT Leon models helped lift the delivery figures considerably over those of the prior-year period. We also recorded significant growth rates for the Golf plus, Audi A3, Audi A6 and Audi A8. Demand also rose for the Škoda Octavia, Multivan/Transporter and Caddy models. Overall, we further extended our position as market leader in Western Europe with a market share of 18.7% (17.0%).

The German passenger car market recorded a positive start to 2006. The Volkswagen Group was able to profit disproportionately from this trend and increased its deliveries to customers by 11.1% year-on-year in the first quarter. In January, almost one in three newly registered passenger cars in Germany was a Volkswagen Group vehicle. In particular, demand for the new Fox, Jetta, Passat saloon and Passat Variant, as well as the Audi A4 Cabriolet, experienced very positive growth. The Golf Plus, Škoda Fabia, Audi A6 and SEAT Leon also achieved significant growth rates. Seven models now lead their respective segments, based on their registration figures: Fox, Polo, Golf, Passat, Audi A6, Touran and the Multivan/Transporter. In addition, the Golf continued to head the list of all newly registered passenger cars in Germany. We further extended our market leadership in the reporting period to 31.9% (29.0%).

In Central and Eastern Europe, demand for Group models in individual markets was very mixed. While our deliveries fell in particular in Poland due to overall market trends, we recorded substantial growth in Romania and Russia. Despite an overall difficult market environment, we delivered more vehicles to customers in particular for the Polo, Passat saloon and Passat Variant, Touareg and Škoda Octavia models, as well as for the Audi A4 and Audi A6.

DELIVERIES IN NORTH AMERICA

The Volkswagen Group recorded rising delivery figures in the US passenger car market in the first three months of 2006. The new Passat saloon and Jetta models in particular recorded high sales figures. The Golf GTI launched in February was received positively by the market. In addition, the Audi A8 and the Lamborghini models recorded considerable growth in the premium vehicle classes. Overall, the Volkswagen Group increased deliveries to customers in the US passenger car market by 19.0% in the first three months of 2006.

Demand for the Jetta, Passat and Golf models in particular was stronger in the Canadian passenger

car market in the first three months of 2006. In Mexico, we achieved sales growth with our Jetta, Passat and Multivan/Transporter models despite an overall decline in deliveries by the Group.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

The positive trend recorded in 2005 in the individual South American passenger car markets continued in the first three months of 2006. In Brazil, the Volkswagen Group profited from strong demand for our Fox entry-level model, of which we delivered a total of around 27,246 units there. This accounts for 27.6% of our total volume in the Brazilian passenger car market. Deliveries in Brazil also include the Saveiro and T2 light commercial vehicles, sales of which rose by 32.0% year-on-year. Sales of heavy commercial vehicles that are also produced in Brazil (trucks in the 5 to 45 tonnes weight classes) recorded a decline of 15.3% in the first three months. The number of heavy trucks sold fell from 5,998 to 5,082 units. Nevertheless, Volkswagen remained the clear market leader in Brazil in this segment with a market share of 30.7%. Deliveries of buses increased to 1,399 (825) units. In Argentina's still fast-growing passenger car market, our sales rose by 7.7% year-on-year in the first quarter of 2006. Demand increased for the Fox, Gol and Jetta models. We were able to maintain our leading position in the Argentinian passenger car market. We also sold 473 (549) heavy trucks and buses in Argentina in the reporting period.

The South African passenger car market remained on a growth path in the first quarter of 2006. Deliveries of vehicles by the Volkswagen Group reflected the market trend. The Polo and Audi A3 models recorded a disproportionately high increase. The new Jetta and Passat models were also received positively by the market. As a result, the Volkswagen Group further extended its position as market leader in South Africa, with a share of 19.9% (19.9%).

DELIVERIES IN ASIA-PACIFIC

In the passenger car markets in Asia-Pacific region, deliveries by the Volkswagen Group rose by 37.0% year-on-year in the first quarter of 2006. This is attributable above all to a significant increase in demand for Group models in the Chinese passenger car market. In particular the Passat Lingyu model, which was developed specifically for the Chinese market, recorded high sales figures. Our large product range enabled us to maintain our leadership position in the Chinese passenger car market despite sustained competitive pressure due to greater sales incentives offered by other manufacturers. The number of vehicles delivered in Japan rose slightly in the first three months of 2006. We recorded an

increase in sales of the Polo, New Beetle, Audi A3 and Bentley Continental GT models in particular. The new Jetta was launched successfully in the Japanese market.

The Golf and the Polo recorded high sales growth in the other Asia-Pacific markets, such as Australia, Taiwan and India.

WORLDWIDE DEVELOPMENT OF INVENTORIES

As a result of seasonal factors, inventories held by Group companies and the dealership organization worldwide on March 31, 2006 were up compared with the end of 2005. They also increased against the end of March 2005 due to the substantial higher sales volume. Inventories therefore remained at the level required to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the first quarter of 2006, the Volkswagen Group sold 1,390,797 vehicles worldwide to the dealership organization, an increase of 19.3% compared with the previous year. Excluding the sales figures recorded by our joint ventures in China, we increased our global sales volume by 18.1% to a total of 1,263,312 vehicles. The volume of vehicles sold abroad rose by 19.8% due to sales growth in China and the USA in particular. In Germany, we recorded an increase of 17.0% as against the first three months of 2005. The proportion of total sales generated in Germany fell slightly to 18.3% (18.6%).

Including the Chinese joint ventures, the Volkswagen Group produced 1,453,574 vehicles in the period from January to March 2006, up 18.7% year-on-year. Our joint ventures in China in particular recorded a significant increase in production figures. Excluding the vehicles manufactured in China, the Volkswagen Group produced 1,319,241 units (+18.1%). The share of vehicles manufactured in Germany fell to 36.1% (previous year: 37.2%).

At March 31, 2006, the number of people employed by the Volkswagen Group fell by 2.5% compared with the 2005 year-end figure to 336,222. This is primarily due to the sale of the gedas group and the reduction of staff, in particular at Volkswagen AG, initiated as part of our performance enhancement measures. The number of employees in Germany declined by 1.7% to 175,610. However, the proportion of employees in Germany increased to 52.2% as against the figure at December 31, 2005 (51.8%).

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the Risk Report chapter of the 2005 Annual Report.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

In accordance with IFRS 5, "Noncurrent Assets Held for Sale and Discontinued Operations", the consolidated financial statements for the period January – March 2006 reflect the fact that Europcar International S.A.S.U. was sold to the French investment group Eurazeo on March 15, 2006, subject to approval by the antitrust authorities.

We therefore reported the assets, liabilities and profit attributable to Europcar separately as "discontinued operations". The prior-year figures were restated accordingly in the income statement.

AUTOMOTIVE DIVISION BALANCE SHEET STRUCTURE

At the end of the first quarter of 2006, noncurrent assets in the Automotive Division were below the level recorded at December 31, 2005 (–2.1%) due to lower property, plant and equipment. However, current assets increased by 8.8%. This was mainly caused by the substantial increase in cash and cash equivalents and securities, as well as higher inventories and receivables due to seasonal factors.

Equity in the Automotive Division increased by 2.5% against the end of 2005. Noncurrent liabilities fell by 4.4% at March 31, 2006, in particular due to the repayment of bonds. We reported an increase in current liabilities of 12.8% as a result of higher trade payables, other liabilities and provisions relating to spring business.

Overall, total assets in the Automotive Division rose by 3.0% at March 31, 2006.

FINANCIAL SERVICES DIVISION BALANCE SHEET STRUCTURE

At March 31, 2006, total assets in the Financial Services Division were up by 1.1% against December 31, 2005. The balance sheet structure reflects the reclassification of the assets, in particular leasing and rental assets of €2.2 billion, and liabilities of Europcar as assets and liabilities from discontinued operations.

On the assets side, this led to a decline in noncurrent assets and a corresponding increase in current assets. At March 31, 2006, the Financial Services Division accounted for approximately 48% of the Volkswagen Group's total assets.

At the end of the first quarter of 2006, equity in the Financial Services Division was up 3.4% on the end of the previous year, in particular due to its results. The reclassification of bonds amounting to €1.5 billion as current in 2006 led to a reduction in noncurrent financial liabilities, and a corresponding increase in current financial liabilities.

At the end of the period under review, deposits at Volkswagen Bank *direct* amounted to €8.9 billion (+1.7%).

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

By systematically continuing our performance enhancement measures in the first quarter of 2006, we again substantially reduced investments in property, plant and equipment in the Automotive Division by 29.7% against the first three months of 2005 to €0.7 billion – without affecting our new model initiative. As a result, the ratio of investments in property, plant and equipment to sales revenue (capex ratio) fell from 5.2% in the prior-year period to 3.0%. Investments in the first quarter focused primarily on models that we will launch this year or next year, including the Eos and the new compact SUV, the successors to the Audi TT and the Škoda Fabia, as well as the Bentley Continental GTC. We are currently forecasting a capex ratio of below 6% for the full year.

In the period from January to March 2006, the Automotive Division was unable to match the gross cash flow achieved in the prior-year quarter. However, cash flows from operating activities increased by more than €2.3 billion year-on-year to over €3 billion, reflecting the significant improvement in funds tied up in working capital, as the increase in liabilities and provisions exceeded the seasonally related growth in inventories and receivables by around €1.9 billion. Since gains on sales of equity investments as well as the reduction in investments in property, plant and equipment had a positive effect on net cash used in investing activities, the Automotive Division generated a positive net cash flow of €2.2 billion in the first quarter of 2006 (previous year: € –0.6 billion).

NET LIQUIDITY

Having achieved positive net liquidity of €0.7 billion at the end of 2005, the Automotive Division improved this figure by almost €3 billion in the first three months of 2006 to just under €3.7 billion.

The increased business volume in the Financial Services Division required additional debt funding, thus increasing the Division's negative net liquidity by almost €0.7 billion as against the end of 2005 to €49.6 billion.

At March 31, 2006, the Volkswagen Group's net liquidity improved by €2.3 billion compared with December 2005 to €–45.9 billion due to the positive development in the Automotive Division.

SALES REVENUE OF THE VOLKSWAGEN GROUP

The sales revenue of the Volkswagen Group increased substantially by 21.4% year-on-year to €25.3 billion in the first quarter of 2006. This improvement reflected in particular the increase in unit sales in the Automotive Division. At €23.2 billion, the Division's sales revenue was up by 22.6% year-on-year. In the period from January to March 2006, the Financial Services Division recorded a year-on-year increase in sales revenue of 10.3% to €2.1 billion. At €19.0 billion, the proportion of the Group's sales revenue generated outside Germany was 75.1% (73.3%).

EARNINGS DEVELOPMENT

The operating profit reported in the income statement for the period January to March 2006 of the Automotive Division – and therefore of the Group as a whole – reflects both positive and negative special items. Positive effects in the amount of €0.3 billion resulted from gains on the disposals of the gedas group and Volkswagen Bordnetze GmbH, which became effective in March 2006. They were offset by expenses for restructuring measures in the amount of €0.4 billion.

Gross profit in the Volkswagen Group improved by 29.0% year-on-year to €3.3 billion in the first three months of 2006. Higher sales revenue and the cost savings achieved as part of our performance enhancement measures enabled us to increase the Group's gross margin from 12.4% to 13.1%. The Automotive Division generated a gross profit of €2.8 billion (+35.8%), while the Financial Services Division increased its gross profit by 4.2% year-on-year to €576 million. The growth in the Volkswagen Group's distribution expenses of 18.5% year-on-year to €2.2 billion was mainly due to the volume-related increase in sales incentives as well as freight and loading costs. General and administrative expenses amounted to €573 million (+6.1%). Net other operating income in the Group was €87 million, down 69.8% on the previous year. This decline is due in particular to negative exchange rate effects from currency hedging and current account settlements. The first quarter of the previous year also included higher income from the reversal of provisions that were no longer required.

The Volkswagen Group generated a total operating profit of €637 million in the first quarter of 2006 (+36.3%). Before special items, the Volkswagen Group's operating profit improved by 55.1% to €726 million.

The financial result, which primarily includes an expense item relating to the scheduled interest cost added back on discounted noncurrent provisions, improved by €118 million year-on-year to €–225 million. Both the increase in investment income from joint ventures included using the equity method in the consolidated financial statements and the fair value measurement of derivative financial instruments had a positive effect on the financial result.

In the period from January to March 2006, the Volkswagen Group significantly improved its profit before tax year-on-year to €412 million (€125 million). After deducting income taxes and adding back the loss from discontinued operations, profit after tax amounted to €327 million in the first three months of 2006 (€70 million). At 19.0%, the effective tax rate was below that of the prior-year period due to largely tax-exempt gains on the sales of investments.

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


1.200
1.000
800
600
400
200
0
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006

OUTLOOK

The most important automotive markets began 2006 with a positive underlying trend, although the continued risks for automotive demand posed by the economic environment are not insignificant. High energy and commodity prices will continue to have a negative effect, and exchange rates are not expected to provide any major impetus. Overall, we are forecasting a modest increase in global passenger car sales. We are predicting stable automotive demand in the US and Western European markets, while the German passenger car market is expected to grow slightly from a low basis.

For the current year, we expect the increase in deliveries to improve our market position in Western Europe, as all our brands are present with new volume models. For the US market, we also expect our competitive position to continue to recover on the back of the new models with higher delivery figures. In the Chinese and South American/South African markets, we are forecasting moderate growth in delivery volumes, which means that we can expect a slight increase in global deliveries to customers overall.

The resulting increase in sales revenue, as well as the measures to reduce materials costs and optimize production processes implemented primarily as part of ForMotion plus, will help achieve a year-on-year improvement in 2006 operating profit before special items. In addition, we expect the Automotive Division to record a positive net cash flow and a further improvement in net liquidity in 2006.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling, yen, Brazilian real, Chinese renminbi and Czech koruna.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

In the first quarter of 2006, the Volkswagen Group generated sales revenue of €25.3 billion – up by a substantial 21.4% year-on-year. The main reason for this was the higher unit sales figures recorded in particular by the Volkswagen Passenger Cars, Škoda and Audi brands. The further growth achieved by the Financial Services Division also contributed to the positive development of the Group's sales revenue.

We generated an operating profit before special items of €726 million from January to March 2006, an improvement of 55.1% year-on-year. This increase is primarily due to positive volume effects.

The Volkswagen brand group reported a positive operating profit of €134 million, an improvement of €187 million on the previous year's loss. The sales volume rose significantly year-on-year, mainly due to the full availability of the Passat and Jetta as well as the sales success achieved by Škoda in the first quarter of 2006.

The Audi brand group continued to record extremely positive growth. At €318 million, its operating result in the first quarter of 2006 was 5.0% higher than the prior-year figure, due mainly

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar***
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

* Sold subject to approval by the antitrust authorities.

to the substantial increase in the sales volume at Audi. The result was impacted by SEAT's earnings performance, which remained unsatisfactory.

The upward trend in the commercial vehicles business continued. In the period under review, the Commercial Vehicles business line achieved an operating profit of €36 million – an improvement of €75 million on the previous year. This increase was primarily due to the significant volume growth recorded by the new Multivan/Transporter and Caddy models, as well as to productivity gains. However, the high depreciation resulting from the renewal of the product range continued to have a negative effect.

The Financial Services Division's operating profit was €237 million in the first three months of 2006, slightly up on the prior-year figure. The Financial Services Division thus again made a major contribution to the Volkswagen Group's operating result.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO MARCH 31

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/€ million	2006	2005	2006	2005[2]	2006	2005[2]
Volkswagen brand group	957	784	13,410	10,711	134	–53
Audi brand group	330	289	7,733	6,521	318	303
Commercial Vehicles	104	93	1,993	1,643	36	–39
Remaining companies[3]			82	68	1	23
Financial Services			2,119	1,922	237	234
Business lines before special items	1,391	1,166	25,337	20,865	726	468
Special items					–89	
Volkswagen Group	**1,391**	**1,166**	**25,337**	**20,865**	**637**	**468**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group.

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period from January to March 2006, the Volkswagen Group generated sales revenue in Europe/Remaining markets of €18.0 billion – a year-on-year increase of 14.7%. This improvement was due in particular to the considerably higher sales volume in the first quarter. The operating profit therefore rose by €226 million against the first three months of 2005 to €1.0 billion.

In North America, the Volkswagen Group's sales revenue of €3.6 billion was up 35.7% year-on-year. This substantial increase is primarily due to the full availability of the Passat and Jetta, and to the trend towards higher-value vehicles. The operating result of €-233 million (€-332 million) was again impacted by unfavorable exchange rate movements and high sales promotion costs, but improved significantly year-on-year.

In South America/South Africa, sales revenue rose by 55.6% in the first quarter of 2006 to €2.2 billion. This improvement was driven mainly by higher unit sales, as well as the appreciation of the Brazilian real. We were able to increase the previous year's healthy unit sales figures in South Africa. The operating profit in South America/South Africa totaled €31 million and therefore did not match the prior-year figure, due among other things to negative currency effects.

In the period under review, sales revenue in the Asia-Pacific region increased by 39.0% year-on-year to €1.5 billion. The operating loss of €75 million is mainly due to continued negative exchange rate effects and lower year-on-year margins from the supplier business with the Chinese joint ventures.

KEY FIGURES BY MARKET FROM JANUARY 1 TO MARCH 31

	Sales revenue		Operating result	
€ million	2006	2005[1]	2006	2005[1]
Europe/Remaining markets	17,984	15,677	1,003	777
North America	3,648	2,689	−233	−332
South America/South Africa	2,169	1,394	31	44
Asia-Pacific[2]	1,536	1,105	−75	−21
Markets before special items	25,337	20,865	726	468
Special items			−89	
Volkswagen Group[2]	**25,337**	**20,865**	**637**	**468**

[1] Restated.

[2] The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €15 million (€−17 million).

FINANCIAL SERVICES DIVISION

The Financial Services Division continued its positive business development in the first quarter of 2006. Following the review of all its business activities, Volkswagen AG sold its wholly-owned subsidiary Europcar International S.A.S.U. to the French investment group Eurazeo for €1.26 billion on March 15. The antitrust authorities have not yet approved this transaction. Even without owning a short-term vehicle rental company such as Europcar, the Volkswagen Group remains equally as committed to its goal of offering its customers comprehensive automobility.

Volkswagen Financial Services AG, which was previously responsible for the Europe and Asia-Pacific regions, has coordinated the Volkswagen Group's global financial services activities since January 1, 2006. The objectives of this new structure are to standardize management principles, foster knowledge transfer and leverage additional growth potential.

Volkswagen Bank GmbH has made its mobility package the subject of a new product campaign in Germany. In addition to financing, the offering consists of a comprehensive range of services, including vehicle insurance, at a fixed monthly flat rate. Alternatively, customers can also take advantage of private leasing products.

At around 0.5 million in the first quarter of 2006, the number of new contracts in the financing, leasing and insurance businesses remained on a level with the first three months of 2005. The number of contracts as of March 31, 2006 increased year-on-year by 1.7% in the Customer Financing/Leasing area and by 2.6% in the Service/Insurance area to a total of 5.9 million contracts. The proportion of the total vehicles delivered by the Volkswagen Group accounted for by leased or financed vehicles was 29.6% (30.3%) with unchanged credit eligibility criteria. The Financial Services Division recorded an increase of 4.4% in receivables relating to dealer financing compared with December 31, 2005. Deposits at Volkswagen Bank *direct* amounted to €8.9 billion (+1.7%) at the end of the first quarter. At March 31, 2006, Volkswagen Bank *direct* managed around 824,692 accounts – a year-on-year increase of 5.8%. Customers took particular advantage of the call money and savings accounts options. 12,810 people were employed by the Financial Services Division at the end of the period under review (+1.0% compared with December 31, 2005).

The number of contracts in our fleet management business rose slightly year-on-year in the first three months of 2006. At March 31, 2006, our LeasePlan joint venture managed a total of around 1.2 million vehicles – a slight increase against the end of 2005.

In the period under review, the Europcar group's vehicle rental business continued the positive development of the previous year, and maintained its leading position in Europe. The number of rental days increased by 17.1% compared with the first quarter of 2005. The key factors behind this development were the systematic continuation of our focus on customer needs, and the pursuit of our quality strategy. However, the result for the first three months of the year is still negative because the group's business is seasonal.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**25,337**	**20,865**	**23,218**	**18,943**	**2,119**	**1,922**
Cost of sales	22,008	18,285	20,465	16,916	1,543	1,369
Gross profit	**3,329**	**2,580**	**2,753**	**2,027**	**576**	**553**
Distribution expenses	2,206	1,861	2,098	1,767	108	94
Administrative expenses	573	540	448	415	125	125
Other operating income/expense	*87*	289	193	389	–106	*–100*
Operating profit	**637**	**468**	**400**	**234**	**237**	**234**
Financial result	–225	–343	–289	–380	64	37
Profit/loss before tax from continuing operations	**412**	**125**	**111**	**–146**	**301**	**271**
Income tax expense	78	54	–33	–39	111	93
Profit/loss from continuing operations	**334**	**71**	**144**	**–107**	**190**	**178**
Profit/loss from discontinued operations	–7	–1	–	–	–7	–1
Profit/loss after tax	**327**	**70**	**144**	**–107**	**183**	**177**
Earnings per ordinary share (€)	**0.83**	**0.15**				
Diluted earnings per ordinary share (€)	**0.83**	**0.15**				
Earnings per preferred share (€)	**0.89**	**0.21**				
Diluted earnings per preferred share (€)	**0.89**	**0.21**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	**2006**	2005	**2006**	2005	**2006**	2005
Assets						
Noncurrent assets	**71,879**	**75,235**	**35,945**	**36,701**	**35,934**	**38,534**
Intangible assets	7,599	7,668	7,530	7,540	69	128
Property, plant and equipment	22,030	22,884	21,821	22,609	209	275
Leasing and rental assets	7,821	9,882	53	57	7,768	9,825
Financial services receivables	24,826	24,958	238	243	24,588	24,715
Noncurrent investments and other financial assets[2]	9,603	9,843	6,303	6,252	3,300	3,591
Current assets	**63,955**	**57,846**	**34,939**	**32,112**	**29,016**	**25,734**
Inventories	13,330	12,643	13,276	12,569	54	74
Financial services reveivables	22,864	22,412	167	177	22,697	22,235
Receivables and other financial assets	11,347	10,811	9,187	8,242	2,160	2,569
Marketable securities	4,569	4,017	4,486	3,939	83	78
Cash and cash equivalents	8,557	7,963	7,878	7,185	679	778
Noncurrent assets and disposal groups held for sale	3,288	–	–55	–	3,343	–
Total assets	**135,834**	**133,081**	**70,884**	**68,813**	**64,950**	**64,268**
Equity and Liabilities						
Equity	**24,286**	**23,647**	**17,818**	**17,391**	**6,468**	**6,256**
Equity attributable to shareholders of Volkswagen AG	24,231	23,600	17,764	17,344	6,467	6,256
Minority interests	55	47	54	47	1	–
Noncurrent liabilities	**52,588**	**56,125**	**27,397**	**28,662**	**25,191**	**27,463**
Noncurrent financial liabilities	26,972	31,014	4,718	6,545	22,254	24,469
Provisions for pensions	13,949	14,003	13,819	13,816	130	187
Other liabilities[2]	11,667	11,108	8,860	8,301	2,807	2,807
Current liabilities	**58,960**	**53,309**	**25,669**	**22,760**	**33,291**	**30,549**
Current financial liabilities	32,997	30,992	4,782	4,266	28,215	26,726
Trade payables	8,907	8,476	8,121	6,913	786	1,563
Other liabilities	14,806	13,841	13,497	11,581	1,309	2,260
Liabilities included in disposal groups classified as held for sale	2,250	–	–731	–	2,981	–
Total equity and liabilities	**135,834**	**133,081**	**70,884**	**68,813**	**64,950**	**64,268**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE OF THE VOLKSWAGEN GROUP

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD JANUARY 1 TO MARCH 31

€ million	2006	2005
Actuarial gains or losses	15	0
Available-for-sale financial instruments (securities):		
Fair value changes taken directly to equity	221	31
Transferred to profit or loss	5	0
Cash flow hedges:		
Fair value changes taken directly to equity	336	−37
Transferred to profit or loss	33	−37
Foreign exchange differences	−13	249
Deferred taxes	−227	−19
Income and expense recognized directly in equity	**370**	**187**
Profit after tax attributable to shareholders of Volkswagen AG	327	64
Total recognized income and expense for the period	**697**	**251**

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

€ million	Volkswagen Group 2006	Volkswagen Group 2005	Automotive[1] 2006	Automotive[1] 2005	Financial Services 2006	Financial Services 2005
Profit/loss before tax from continuing and discontinued operations	409	121	111	−146	298	267
Income taxes paid	−251	−141	−262	−144	11	3
Depreciation and amortization expense	2,188	1,999	1,725	1,626	463	373
Change in pension provisions	43	49	43	46	0	3
Other noncash income/expense and reclassifications[2]	−501	111	−473	105	−28	6
Gross cash flow	**1,888**	**2,139**	**1,144**	**1,487**	**744**	**652**
Change in working capital	**1,933**	**−435**	**1,877**	**−779**	**56**	**344**
Change in inventories	−796	−953	−805	−953	9	–
Change in receivables	−392	−869	−391	−966	−1	97
Change in liabilities	2,092	1,283	2,054	1,044	38	239
Change in other provisions	1,029	104	1,019	96	10	8
Cash flows from operating activities	**3,821**	**1,704**	**3,021[3]**	**708[3]**	**800**	**996**
Cash flows from investing activities	**−2,170**	**−2,543**	**−785**	**−1,279**	**−1,385**	**−1,264**
of which: acquisition of property, plant and equipment	−721	−1,009	−693	−986	−28	−23
capitalized development costs	−359	−375	−359	−375	–	–
change in leasing and rental assets (excluding depreciation)	−824	−508	−7	1	−817	−509
change in financial services receivables	−573	−704	9	16	−582	−720
acquisition and disposal of equity investments	336	26	339	32	−3	−6
Net cash flow	**1,651**	**−839**	**2,236**	**−571**	**−585**	**−268**
Change in investments in securities	−293	21	−291	22	−2	−1
Cash flows from financing activities	**−727**	**−786**	**−1,243**	**1,495**	**−516**	**−2,281**
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	−10	−51	−10	22	0	−73
Net change in cash and cash equivalents	**621**	**−1,655**	**692**	**968**	**−71**	**−2,623**
Cash and cash equivalents at March 31	**8,584**	**8,566**	**7,877**	**7,678**	**707**	**888**
Securities and loans	6,761	4,227	4,885	2,855	1,876	1,372
Gross liquidity	**15,345**	**12,793**	**12,762**	**10,533**	**2,583**	**2,260**
Total third-party borrowings	−61,238	−61,301[4]	−9,092	−12,375[4]	−52,146	−48,926
Net liquidity at March 31	**−45,893**	**−48,508[4]**	**3,670**	**−1,842[4]**	**−49,563**	**−46,666**
For information purposes: at Jan. 1	−48,200	−46,928[4]	706	−1,912[4]	−48,906	−45,016

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Relate mainly to fair value measurement of financial instruments, application of the equity method and reclassification of gains/losses on disposal of noncurrent assets to investing activities.
[3] Before consolidation of intra-Group transactions €3,679 million (€1,192 million).
[4] Restated.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2005 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended March 31, 2006 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2005 consolidated financial statements. A detailed description of the methods applied is published in the notes to the consolidated financial statements in the 2005 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and entered in the commercial register at the Braunschweig Local Court under no. HRB 100484, the consolidated financial statements comprise all significant companies at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these companies (subsidiaries).

The responsible antitrust authorities have approved the sale of the gedas group. The gedas group was thus deconsolidated effective March 31, 2006. In addition, Volkswagen AG's shares in Volkswagen Bordnetze GmbH, which was accounted for using the equity method, were sold in March 2006.

Following approval by Volkswagen AG's Supervisory Board, the agreement to sell Europcar International S.A.S.U., Gyancourt/France, was signed on March 15, 2006. This transaction has not yet been approved by the responsible antitrust authorities.

In accordance with IFRS 5, the assets, liabilities and profit attributable to Europcar were reclassified as discontinued operations and are presented separately in the balance sheet and income statement. The prior-period figures were restated in the income statement.

Disclosures on the Europcar group in accordance with IFRS 5:

€ million	Q1 2006	Q1 2005
Income	326	274
Expenses	329	278
Loss before tax	−3	−4
Income tax expense	4	−3
Loss after tax	−7	−1
Cash flows from operating activities	97	189
Cash flows from investing activities	−93	−157
Cash flows from financing activities	−25	−8

DISCLOSURES ON THE CONSOLIDATED FINANCIAL STATEMENTS

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	Q1 2006	Q1 2005*
Vehicles	20,334	16,297
Genuine parts	1,494	1,332
Other sales revenue	1,676	1,530
Rental and leasing business	1,056	998
Interest and similar income	777	708
	25,337	**20,865**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €0.5 billion (€0.4 billion) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	Q1 2006	Q1 2005	%
Total research and development costs	978	937	4.4
of which capitalized development costs	359	375	−4.2
Capitalization ratio in %	36.8	40.0	
Amortization of capitalized development costs	333	315	5.5
Research and development costs recognized in the income statement	**952**	**877**	**8.5**

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. A potential dilutive effect arose in the first quarter of 2006 from the fifth, sixth and seventh tranches of the stock option plan. However, it was so low that it did not materially affect the reported earnings per share.

			Q1	
			2006	2005
Weighted number of shares outstanding				
Ordinary shares:	basic	million	280.3	278.6
	diluted	million	282.1	278.6
Preferred shares:	basic	million	105.2	105.2
	diluted	million	105.2	105.2
Profit after tax from continuing operations		€million	334	71
Profit after tax from discontinued operations		€million	−7	−1
Profit after tax from continuing and discontinued operations		€million	327	70
Minority interests		€million	0	6
Profit attributable to shareholders of Volkswagen AG		€million	327	64
Earnings per share from continuing operations				
Ordinary share:	basic	€	0.85	0.16
	diluted	€	0.84	0.16
Preferred share:	basic	€	0.91	0.22
	diluted	€	0.90	0.22
Earnings per share from continuing and discontinued operations				
Ordinary share:	basic	€	0.83	0.15
	diluted	€	0.83	0.15
Preferred share:	basic	€	0.89	0.21
	diluted	€	0.89	0.21

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND MARCH 31, 2006

€ million	Carrying amount at Jan.1,2006	Additions	Disposals/ Other changes	Depreciation	Carrying amount at March 31,2006
Intangible assets	7,668	383	−76	−376	**7,599**
Property, plant and equipment	22,884	695	−192	−1,357	**22,030**
Leasing and rental assets	9,882	1,227	−2,897	−391	**7,821**

> 6 INVENTORIES

€ million	March 31, 2006	Dec. 31, 2005
Raw materials, consumables and supplies	2,236	2,163
Work in progress	1,288	1,355
Finished goods and purchased merchandise	9,787	9,100
Payments on account	19	25
	13,330	**12,643**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	March 31, 2006	Dec. 31, 2005
Trade receivables	5,477	5,638
Miscellaneous other receivables and financial assets	5,870	5,173
	11,347	**10,811**

> 8 STATEMENT OF CHANGES IN EQUITY

€ million	March 31, 2006	March 31, 2005
Subscribed capital	988	1,093
Capital reserves	4,631	4,513
Retained earnings	21,499	21,251
Income and expense recognized directly in equity	−2,887	−3,257
Equity attributable to shareholders of VW AG	24,231	23,600
Minority interests	55	47
Total equity	**24,286**	**23,647**

> 9 NONCURRENT FINANCIAL LIABILITIES

€ million	March 31, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	20,673	24,869
Liabilities to banks	2,866	2,748
Deposits from direct banking business	1,185	1,236
Other financial liabilities	2,248	2,161
	26,972	**31,014**

> 10 CURRENT FINANCIAL LIABILITIES

€ million	March 31, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	17,740	15,362
Liabilities to banks	6,200	6,564
Deposits from direct banking business	7,702	7,499
Other financial liabilities	1,355	1,567
	32,997	**30,992**

> 11 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 13 of this report.

GERMAN CORPORATE GOVERNANCE CODE

The current declarations in accordance with section 161 of the Aktiengesetz (AktG – German Stock Corporation Act) on the German Corporate Governance Code by the Board of Management and Supervisory Board of Volkswagen AG, as well as those by the Board of Management and Supervisory Board of Audi AG, are available on the Internet at www.volkswagen-ir.de and www.audi.de respectively.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events after the end of the first three months of 2006.

Wolfsburg, April 2006

Volkswagen Aktiengesellschaft
The Board of Management

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Financial Calendar

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